Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.

Years ended February 28, 2011 and 2010

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States Generally Accepted Accounting Principles:

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differs in some respects from accounting principles generally accepted in the United States (US GAAP). The significant differences between Canadian and US GAAP are described below:

Consolidated statements of income (loss) and comprehensive income (loss):

	2011	2010

Net income (loss) and comprehensive income (loss)-Canadian GAAP	$515,917	$(1,535,198)
Development costs (1)	(23,728)	(11,323)
Capitalized interest (2)	(5,174)	41,551
Convertible debentures (3)	(10,415)	(119,527)
Patents (4)	(5,460)	(5,460)
Debenture Call-Options (5)	-	(244,612)
Transactions with non-controlling interest(6)	(2,765,029)	(2,221,930)

Net loss and comprehensive loss * - US GAAP	$(2,293,889)	$(4,096,499)

Net loss and comprehensive loss – US GAAP attributable to:
Shareholders of Neptune Technologies & Bioressources Inc.	$(1,293,586)	$(2,940,202)
Non-controlling interest – Acasti	$(1,000,303)	$(1,156,297)

Weighted average number of common shares outstanding	40,463,967	37,913,163

Loss per common share attributable to Neptune Technologies
& Bioressources Inc.’s shareholders - basic and diluted – US GAAP	$(0.03)	$(0.08)

* Since the Company is not recording income tax benefits due to its cumulative loss position, there is no tax effect reflected for any of the operating reconciling items.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States Generally Accepted Accounting Principles (continued):

The cumulative effect of these adjustments on equity is as follows:

	2011	2010

Shareholders’ equity - Canadian GAAP	$14,204,427	$7,995,689
Deferred development costs (1)	(374,796)	(351,068)
Capitalized interest (2)	72,377	77,551
Convertible debentures (3)	-	(18,529)
Patents (4)	135,995	141,455
Total shareholders’ equity	$14,038,003	$7,845,098

Non-controlling interest (6)	(323,955)	(670,954)

Neptune Technologies & Bioressources Inc.’s shareholders’ equity – US GAAP	$14,361,958	$8,516,052

(1)	Development costs:

Under Canadian GAAP, the Company capitalizes certain development costs. Capitalized development costs of $374,796 (2010 - $351,068) are to be amortized over a maximum period of five years, beginning at the time of the commercialization.

For US GAAP purposes, these costs are expensed as incurred. Accordingly, the Company decreased intangible assets and increased research and development expenses by $23,728 (2010 - $11,323) and deficit in the amount of $374,796 (2010 - $351,068) to reconcile the financial position and earnings to US GAAP.

(2)	Capitalized interest:

Under Canadian GAAP, the Company expensed interest costs related to its plant expansion. For US GAAP, interest related to its plant expansion was capitalized as part of the historical cost of the plant expansion. Cumulative interest expense of $36,000 was reversed to February 28, 2009 and capitalized for US GAAP purposes. In 2010, interest expense of $45,000 was capitalized for US GAAP purposes, net of related amortization expense of $3,449. In 2011, the Company recorded amortization expense of $5,174. Amortization is based on an estimated useful life of 40 years for the plant and 10 years for the processing equipment.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States Generally Accepted Accounting Principles (continued):

(3)	Convertible debentures:

In accordance with Canadian GAAP, the convertible debentures issued during fiscal 2009, were accounted for as a compound financial instrument and were presented in their component parts of debt and equity using the relative fair value method in accordance with the substance of the contractual arrangement. The debt component, net of debt issue costs, was accreted to its face value through a charge to earnings over its term using the effective interest method. The equity component comprised the value attributable to the detachable warrants and the holder conversion option.

Under US GAAP, the Company determined that the embedded conversion option within the convertible debentures was not separable from the contract. However, a beneficial conversion feature existed at inception of the contact, which was included in additional paid-in capital for US GAAP purposes. The resulting debt component was accreted to the face value through a charge to earnings over the term using the effective interest method. In addition, under US GAAP, the debt issue costs are classified as an asset and amortized over the term of the debt using the effective interest method.

The total adjustments to US GAAP related to convertible debentures for the periods ended February 28, 2011 and 2010 are comprised as follows:

		2011		2010
	Statement		Statement
	of loss	Equity	of loss	Equity

Differences in accretion and amortization of beneficial conversion feature of $191,678	$(10,415)	$-	$(119,527)	$(105,773)

Differences in the allocation of values between debt and equity	-	-	-	(391,714)

Beneficial conversion feature included in additional paid-in capital for US GAAP	-	-	-	243,181

Differences in the allocation of carrying amounts to equity upon conversion	-	-	-	235,777

	$(10,415)	$-	$(119,527)	$(18,529)

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States Generally Accepted Accounting Principles (continued):

(4)	Patents:

Under Canadian GAAP, direct costs incurred by the Company to secure patents related to internally-generated assets in the research phase are no longer capitalized, in accordance with CICA Handbook Section 3064, Goodwill and Intangible Assets. For US GAAP, these direct costs are capitalized as incurred and amortized over the estimated useful life of 20 years. Accordingly, the Company increased intangible assets by $146,915 for patent costs that were capitalizable under US GAAP. In 2011, the Company recorded amortization expense of $5,460 ($5,460 in 2010).

(5)	Debenture Call-Options:

On March 1, 2009, the Company adopted new guidance contained in ASC 815 - Derivatives and Hedging, previously issued as EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, and EITF 08-8, Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary. This new guidance has no equivalence in Canadian GAAP.

After the review of all its relevant financial instruments, the Company concluded that the Debenture Call-Options should be classified as a derivative liability until November 15, 2009 under US GAAP, as their conversion ratio remained subject to adjustment if a new financing had been concluded at a price per Class A share below $0.25 until that date. After the expiry of this feature, the instrument was determined to meet the criteria for equity classification.

As derivative liabilities are to be recorded at their fair values through profit and loss, the Company determined that the instruments outstanding as at March 1, 2009 and November 15, 2009 had a fair value of nil and $244,612, respectively. In reconciling to US GAAP, this increase in fair value was recognized as a loss, which became the carrying amount of the non-controlling interest equity instrument subsequent to November 15, 2009.

(6)	Non-controlling interest:

On March 1, 2009, the Company adopted new guidance contained in ASC 810 - Consolidation, previously issued as FAS 160, Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No.51, for which there currently is no equivalent in Canadian GAAP. The Company adopted this new guidance prospectively as of March 1, 2009.

Had the Company continued to apply the previous requirements associated with non-controlling interest, no profit or loss would have been allocated to the non-controlling interest during the year ended February 28, 2010 and the gain on dilution recognized under Canadian GAAP would have remained unadjusted under US GAAP. Accordingly, the Company's loss under US GAAP for that year would have been $1,874,569, and the loss per common share attributable to the Company's shareholders would have been $0.05.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States Generally Accepted Accounting Principles (continued):

(6)	Non-controlling interest (continued):

This new US GAAP standard impacted the Company’s accounting for non-controlling interest in three different ways compared to prior US GAAP policies and Canadian GAAP. First, under the new standard, the consolidated net loss and comprehensive loss is attributed between the shareholders of the Company and the non-controlling interest in its subsidiary, and the non- controlling interest is presented as a separate component of consolidated equity. Second, the non-controlling interest continues to be attributed its share of losses of a subsidiary even if that attribution results in a deficit non-controlling interest balance. Third, transactions with non- controlling interest that do not result in a change in control of the subsidiary are treated as equity transactions, with no gain or loss on dilution being recognized.

Previous US GAAP guidance and current Canadian GAAP guidance had resulted in non- controlling interest being continuously carried at nil on the balance sheet and statement of operations as the carrying amount of Acasti’s net assets was negative. The recognition of the gain on dilution under Canadian GAAP, in the amount of $2,765,029 for the year ended February 28, 2011 (2010 - $2,221,930) was reversed for US GAAP purposes, as it was recognized for transactions which did not result in a loss of control. This entry has no impact on the shareholders’ equity reconciliation as it is already included therein (Canadian GAAP retained earnings).

In accordance with new guidance, the Company allocated losses of its majority-owned subsidiary Acasti to controlling and non-controlling interests based on their proportionate shareholdings in Acasti’s Class A shares throughout the year. Also, it calculated the changes in carrying amounts of non-controlling interest for each transaction that occurred during the year.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States Generally Accepted Accounting Principles (continued):

(6)	Non-controlling interest (continued):

The following details the changes in non-controlling interest in accordance with US GAAP for the year ended February 28, 2011 and 2010:

	2011	2010

Non-controlling interest, beginning of year – US GAAP	$(670,954)	$-
Exercise of Debenture Call-Options (note18 (a))	(335,491)	-
Exercise of Conversion Call-Options (note18 (c))	(304,102)	-
Exercise of subsidiary warrants by Neptune (note18 (d))	1,541,618	-
Conversion of class C shares to class A Shares (note 18 (e))	-	744,476
Reclassification of Debenture Call-Options (5)	-	244,612
Conversion of convertible debentures (note 18 (f))	-	(520,085)
Exercise of subsidiary warrants by third parties (note 18 (b) and (g))	454,330	16,340
Expiry of Debenture Call-Options and Conversion Call-Options	(118,487)	-
Other stock-based compensation (note 19 (c))	109,434	-
Net loss and comprehensive loss attributable to the non-controlling interest	(1,000,303)	(1,156,297)

Non-controlling interest, end of year– US GAAP	$(323,955)	$(670,954)

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States Generally Accepted Accounting Principles (continued):

Additional US GAAP disclosures:

Additional significant disclosures pursuant to US GAAP are as follows:

a)	Intangible Assets:

Estimated aggregate amortization expense based on existing intangibles for each of the five next fiscal years and thereafter is approximately as follows:

Years	Patents

2012	$37,490
2013	37,490
2014	37,490
2015	37,490
2016	37,490
Thereafter	548,087

$735,537

Weighted average amortization period (in years)	17.0

As noted above, development costs, deferred under Canadian GAAP, are expensed as incurred under US GAAP.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States generally accepted accounting principles (continued):

Additional US GAAP disclosures (continued):

b)	Deferred debt issuance costs:

The following is a summary of changes in deferred debt issuance costs:

	2011	2010

Balance, beginning of year	$41,498	$47,378
Less:
Amortization for the year	(7,217)	(5,880)

Balance, end of year	$34,281	$41,498

Debt issuance costs are being amortized over the term of the related debt using the effective interest method and such amortization is classified as interest expense. Deferred debt issue costs are presented as an asset under US GAAP. Under Canadian GAAP, these amounted are netted against the related debt.

c)	Allowance for doubtful accounts:

	2011	2010

Balance, beginning of year	$383,597	$51,000
Bad debt expense	120,000	332,597
Recovery of accounts previously written off	(4,307)	-

Balance, end of year	$499,290	$383,597

Generally, the Company’s receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivable aging and evaluates individual customer receivables by considering its knowledge of a customer’s financial condition, credit history and current economic conditions. The Company writes off trade receivables when they are deemed uncollectible. The Company reviews its allowance for doubtful accounts regularly. However, judgment is required to determine whether an increase or reversal of the allowance is warranted.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States Generally Accepted Accounting Principles (continued):

Additional US GAAP disclosures (continued):

c)	Allowance for doubtful accounts (continued):

The Company will record an increase of the allowance if there is a deterioration in past due balances, if economic conditions are less favorable than the Company had anticipated, or for customer-specific circumstances, such as bankruptcy. The Company will record a reversal of the allowance if there is significant improvement in collection rates. Historically, the allowance has been adequate to cover the actual losses from uncollectible accounts.

d)	Accounts payable and accrued liabilities: Accounts payable and accrued liabilities consist of:

	2011	2010

Trade payables	$1,395,901	$1,234,861
Accrued liabilities	820,654	470,109
Accrued salaries	862,124	517,077
Other	1,600	19,189

	$3,080,279	$2,241,236

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States Generally Accepted Accounting Principles (continued):

Additional US GAAP disclosures (continued):

e)	Supplemental statement of operations information:

Amortization and stock-based compensation expense would be attributed to the following captions in the consolidated statements of operations:

	2011	2010

Amortization
Cost of sales and operating expense	$903,895	$747,923
Research and development expense	29,305	29,305
	$933,200	$777,228

Stock based compensation
Cost of sales and operating expense	$568,005	$381,198
Research and development expense	151,818	103,408
	$719,823	$484,606

Rent expense for the year was as follows:
Rent expense	$294,167	$233,385

f)	Statement of cash flow:

The adjustments to comply with US GAAP, with respect to the years ended February 28, 2011 and 2010 would have no material effect on cash provided by operating activities, cash provided by (used in) financing activities and cash used in investing activities.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States Generally Accepted Accounting Principles (continued):

Additional US GAAP disclosures (continued):

g)	Sales taxes:

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

h)	Accounting for tax uncertainties:

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of February 28, 2011 and 2010, the total amount of unrecognized tax benefits was nil. The Company and its subsidiaries file income tax returns with the federal and provincial tax authorities within Canada. The Company is subject to examination by tax authorities for years after 2001.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States Generally Accepted Accounting Principles (continued):

Additional US GAAP disclosures (continued):

i)	Stock-based compensation:

	i)	Company stock-based compensation plan

The aggregate intrinsic value of options outstanding and exercisable at February 28, 2011 and 2010 was $542,000 and nil, respectively. The total intrinsic value of options exercised during the years ended February 28, 2011 and 2010 were $2,508,000 and $780,000 respectively.

Compensation cost for an award is amortized on a straight-line basis over the requisite service period for the entire award.

Volatility is based on historical volatility of the company’s stock for a period commensurate with the expected life of the award. The expected life represents the period of time that options granted are expected to be outstanding based on historical experience and other factors. The risk-free rate for periods commensurate with the expected life of the respective option is based on the Canadian Treasury yield curve in effect at the time of the grant. Expected dividend yield is nil because the Company has not historically paid dividends and does not expect to do so in the future.

The number of unvested options outstanding fluctuated as follows:

Non-vested options		2011		2010
		Weighted		Weighted
		average		average
		grant-date		grant-date
	Options	fair value	Options	fair value

Balance, beginning of year	300,750	$1.05	819,250	$1.01

Granted	2,350,000	0.74	175,000	0.86

Vested	(528,750)	0.87	(452,250)	1.07

Forfeited	(20,750)	0.61	(241,250)	0.72

Balance, end of year	2,101,250	$0.75	300,750	$1.05

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States Generally Accepted Accounting Principles (continued):

Additional US GAAP disclosures (continued):

i)	Stock-based compensation (continued):

	i)	Company stock-based compensation plan (continued)

As of February 28, 2011, the total compensation cost related to unvested awards not yet recognized is $1,430,000 and the weighted-average period over which the total compensation cost related to unvested awards not yet recognized is expected to be recognized is 1.4 years.

	ii)	Acasti Pharma stock based compensation plan

The aggregate intrinsic value of options outstanding and exercisable under the Acasti Stock option plan at February 28 2011 was $400,000 and $145,000 respectively. During the year, 200,000 previously unvested awards vested (2010 – 382,500).

	iii)	Other stock-based compensation

The aggregate intrinsic value of other awards outstanding and exercisable for Acasti warrants given as stock based compensation as at February 28, 2011 and 2010 was $1,100,000 and $1,100,000 respectively.

The aggregate intrinsic value of other awards outstanding and exercisable for NeuroBiopharm warrants given as stock-based compensation as at February 28, 2011 and 2010 was $nil and $nil respectively.

j)	Recent accounting standards:

In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU 2009-13, “Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)”. ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-13 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Exhibit 99.4 – Reconciliation to United States Generally Accepted Accounting Principles

Years ended February 28, 2011 and 2010

Reconciliation to United States generally accepted accounting principles (continued):

Additional US GAAP disclosures (continued):

j)	Recent accounting standards (continued):

In April 2010, FASB issued ASU 2010-13 Compensation-Stock Compensation (Topic 718) Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. ASU 2010-13 addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update should be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The guidance should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings for all outstanding awards as of the beginning of the fiscal year in which the amendments are initially applied.

Management has not evaluated the potential impact these amendments could have on the financial statements because it intends to cease providing information under US GAAP after it starts reporting under IFRS, from March 1, 2011.